Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements No(s). 333-13574, 333-118019, and 333-119276 on Form S-8, No(s). 333-84786, 333-142652, 333-142670 and 333-172612 on Form F-3, and No. 333-174753 on Form F-10, and to the use of our reports dated February 15, 2012 relating to the consolidated financial statements of Nexen Inc. and subsidiaries (the “Corporation”) and the effectiveness of the Corporation’s internal control over financial reporting appearing in this Annual Report on Form 40 - F of the Corporation for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada

February 23, 2012